SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. )*
athenahealth, Inc.
 (Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
04685W103
 (CUSIP Number)
Christopher P. Davis, Esq.
 Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 8, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

119,999 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

119,999 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

119,999 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN
(1)
Excludes cash-settled swaps disclosed in Item 5 representing economic exposure comparable to 1,055,471 additional shares of Common Stock (as defined below), which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 1,175,470 shares representing approximately 3.0% of the outstanding shares.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

255,001 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

255,001 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

255,001 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN
(1)
Excludes cash-settled swaps disclosed in Item 5 representing economic exposure comparable to 2,242,880 additional shares of Common Stock (as defined below), which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 2,497,881 shares representing approximately 6.3% of the outstanding shares.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

255,001 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

255,001 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

255,001 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

CO
(1)
Excludes cash-settled swaps disclosed in Item 5 representing economic exposure comparable to 2,242,880 additional shares of Common Stock (as defined below), which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 2,497,881 shares representing approximately 6.3% of the outstanding shares.

Item 1.	Security and Issuer.
This statement relates to the shares of Common Stock, $0.01 par value (the "Common Stock"), of athenahealth, Inc. ("Issuer"). The Issuer's principal executive office is located at 311 Arsenal Street, Watertown, Massachusetts 02472.
Item 2.	Identity and Background.
(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott" or "we"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.
ELLIOTT
The business address of Elliott is 40 West 57th Street, New York, New York 10019.
The principal business of Elliott is to purchase, sell, trade and invest in securities.
SINGER
Singer's business address is 40 West 57th Street, New York, New York 10019.
Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.
CAPITAL ADVISORS
The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.
The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.
The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC
The business address of Special GP is 40 West 57th Street, New York, New York 10019.
The principal business of Special GP is serving as a general partner of Elliott.
The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL
The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.
The principal business of Elliott International is to purchase, sell, trade and invest in securities.
The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:
NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON
The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

EICA
The business address of EICA is 40 West 57th Street New York, New York 10019.
The principal business of EICA is to act as investment manager for Elliott International.
The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above  has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Singer is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $13,285,259.  The aggregate purchase price of the cash settled swaps owned by Elliott both directly and through Liverpool (defined below) is approximately $111,699,493.

Elliott International Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $28,231,523.  The aggregate purchase price of the cash settled swaps owned by Elliott is approximately $237,361,822.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.
Item 4.	Purpose of Transaction.
The Reporting Persons believe the securities of the Issuer are significantly undervalued and represent an attractive investment opportunity. The Reporting Persons believe the Issuer operates in a highly strategic area at the intersection of technology and healthcare with a disruptive value proposition, a leading competitive position and a compelling product set, the value of which is not reflected in the Issuer's current market value.  The Reporting Persons believe that there are numerous operational and strategic opportunities to maximize shareholder value and the Reporting Persons will be seeking to engage in a dialogue with the Issuer's Board of Directors regarding these matters.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.
The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, or may change their intention with respect to any and all matters referred to in this Item 4.  The Reporting Persons intend to communicate with the Issuer's management and Board about a broad range of operational and strategic matters. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a) As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 9.2% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 39,834,132 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 24, 2017 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2017.
As of the date hereof, Elliott beneficially owned 119,999 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding.
As of the date hereof, Elliott International beneficially owned 255,001 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 255,001 shares of Common Stock beneficially owned by Elliott International, constituting less than 1% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 375,000 shares of Common Stock, constituting approximately 1.0% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 9.2% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.
(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.
Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

(d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.
No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Elliott, both directly and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 1,055,471 and 2,242,880 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to 2.6% and 5.6% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 8.3% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares").  The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.
Elliott is beneficially short 800 put options with a strike price of $115.00, which expire on June 16, 2017, 80 put options with a strike price of $110.00, which expire on June 16, 2017, and 80 put options with a strike price of $107.00, which expire on June 9, 2017.

Elliott International is beneficially short 1,700 put options with a strike price of $115.00, which expire on June 16, 2017, 170 put options with a strike price of $110.00, which expire on June 16, 2017, and 170 put options with a strike price of $107.00, which expire on June 9, 2017.

On May 18, 2017 Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1 – Joint Filing Agreement.
Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	May 18, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

EXHIBIT 99.1
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common stock, $0.01 par value, of athenahealth, Inc. dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:	May 18, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1
Transactions of the Reporting Persons Effected During the Past 60 Days
The following transactions were effected by Elliott Associates, L.P.. in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
5/5/2017	Common Stock	24,000	103.2295
4/28/2017	Common Stock	11,247	99.4797
4/21/2017	Common Stock	16,000	117.9898
4/20/2017	Common Stock	15,898	116.8032
4/19/2017	Common Stock	23,160	114.7868
4/18/2017	Common Stock	13,952	111.0717
4/17/2017	Common Stock	15,742	110.2321

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share
5/5/2017	Common Stock	51,000	103.2295
4/28/2017	Common Stock	23,900	99.4797
4/21/2017	Common Stock	34,000	117.9898
4/20/2017	Common Stock	33,784	116.8032
4/19/2017	Common Stock	49,215	114.7868
4/18/2017	Common Stock	29,649	111.0717
4/17/2017	Common Stock	33,453	110.2321